June 21, 2011
Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Fibrocell Science, Inc. (“Fibrocell” or the “Company”) Registration Statement on Form S-1 File No. 333-174579
Dear Mr. Riedler:
     On behalf of Fibrocell Science, Inc., a Delaware corporation, we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a copy of the Company’s proposed responses to be incorporated into its Amendment No. 1 to the Registration Statement on Form S-1 for the Company (the “Amended S-1”).
     For your convenience, we have repeated each comment prior to the response in italics. The references to page numbers in the headings are to the Form S-1 (the “Original S-1”).
     We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that you are registering the sale of 31,116,00 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction may be considered a primary offering. We have received and reviewed the correspondence you filed with the Commission on May 31, 2011 containing your conclusion that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). As you noted in your correspondence, because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at the market offering under Rule 415(a)(4).

In addition to the information you have already provided, please address the following among any other relevant factors:
•	The percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.
The Company proposes to add the following disclosure on page 67 of the Amended S-1:
     “In addition to the information set forth above, the table below presents the following information regarding the Selling Stockholders:
•	the percentage of the overall offering made by each Selling Stockholder;

•	the date on which and the manner in which each Selling Stockholder received the shares and/or the overlying securities;

•	the relationship of each Selling Stockholder with the Company, including whether the Selling Stockholder is an affiliate of the Company;

•	any relationships among the Selling Stockholders;

•	the dollar value of the shares registered in relation to the proceeds that the Company received from the Selling Stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the Selling Stockholders and/or their affiliates in fees or other payments; and

•	whether or not any of the Selling Stockholders is in the business of buying and selling securities.

Dollar Value of the
Shares Registered
in Relation to the
Proceeds that the
Company Received
from the Selling
Stockholders for
the Securities,
Excluding Amounts
of Proceeds that
were Returned (or
Will be Returned)	Whether or Not any
to the Selling	of the
Stockholders	Selling
Percentage of	and/or their	Stockholders is
the Overall	Date and Manner in	Relationship	Affiliates in Fees	in the Business
Offering Made	which each Selling	of each Selling	or	of Buying and
Name of Selling	by each Selling	Stockholder Received	Stockholder with the	Other Payments	Selling
Stockholders	Stockholder	the Shares (17)	Company	(18)	Securities
Martin East & Michelle East JTWROS (1)	1.16%	December 8, 2010 and January 21, 2011	None	$900	No
Ravi Bhardwaj	1.29%	December 8, 2010	None	-$	4,000	No
Phillip O’Williams	Less than 1%	December 15, 2010	None	$0	No
Elliot Sabbagh	1.29%	December 15, 2010 and January 21, 2011	None	$7,000	No
Marat Shlimov	Less than 1%	December 15, 2010	None	0	No
Anthony V. Milone	Less than 1%	December 15, 2010 and February 9, 2011	None	$12,600	No
Steven Nelson	2.57%	December 17, 2010	None	$40,000	No
Igor Voznenko	Less than 1%	December 17, 2010	None	$2,000	No
Igor Vaysbaum & Marina Vaysbaum	Less than 1%	December 17, 2010	None	$2,000	No
Janet Ballard (2)	Less than 1%	December 17, 2010	None	$10,000	No
Richard Gaddy	Less than 1%	December 17, 2010	None	$2,000	No
Chen Zhang	6.44%	December 27, 2010	None	$50,000	No
Baoru Wang	6.44%	December 27, 2010	None	$50,000	No

				Dollar Value of the
				Shares Registered
				in Relation to the
				Proceeds that the
				Company Received
				from the Selling
				Stockholders for
				the Securities,
				Excluding Amounts
				of Proceeds that
				were Returned (or
				Will be Returned)	Whether or Not any
				to the Selling	of the
				Stockholders	Selling
	Percentage of			and/or their	Stockholders is
	the Overall	Date and Manner in	Relationship	Affiliates in Fees	in the Business
	Offering Made	which each Selling	of each Selling	or	of Buying and
Name of Selling	by each Selling	Stockholder Received	Stockholder with the	Other Payments	Selling
Stockholders	Stockholder	the Shares (17)	Company	(18)	Securities
Roy Whitehead	1.29%	December 27, 2010 and January 28, 2011	None	$11,000	No
Donald B. Hilliker, Jr.	Less than 1%	January 21, 2011	None	$2,100	No
Bernard Pallut	Less than 1%	January 21, 2011	None	$1,400	No
Steve & Mollie Crampin	Less than 1%	January 21, 2011	None	$4,900	No
Judy Tenenbaum	Less than 1%	January 21, 2011	None	$700	No
Robert C. Howard & Ellen Bell Howard (3)	Less than 1%	January 21, 2011	None	$3,500	No
Douglas Lehman & Staci Lehman (4)	Less than 1%	January 21, 2011	None	$7,000	No
Jeremiah Bradley	Less than 1%	January 21, 2011	None	$1,400	No
Stephen Saffery	Less than 1%	January 21, 2011	None	$2,100	No
John M. Maslowski	Less than 1%	January 21, 2011	Officer	$840	No
Ashok Mathias	Less than 1%	January 21, 2011	None	$7,000	No
Raymond Harwood	Less than 1%	January 21, 2011	None	$2,100	No
Terminal Ventures	1.29%	January 21, 2011	None	$14,000	No
Abdallah Farrukh	Less than 1%	January 21, 2011	None	$3,500	No
Phil Wade	Less than 1%	January 21, 2011	None	$2,800	No
Rupert White	Less than 1%	January 21, 2011	None	$2,100	No
Margus Ehatamm and Sarah Ehatamm General Partnership (5)	Less than 1%	January 21, 2011	None	$1,400	No

				Dollar Value of the
				Shares Registered
				in Relation to the
				Proceeds that the
				Company Received
				from the Selling
				Stockholders for
				the Securities,
				Excluding Amounts
				of Proceeds that
				were Returned (or
				Will be Returned)	Whether or Not any
				to the Selling	of the
				Stockholders	Selling
	Percentage of			and/or their	Stockholders is
	the Overall	Date and Manner in	Relationship	Affiliates in Fees	in the Business
	Offering Made	which each Selling	of each Selling	or	of Buying and
Name of Selling	by each Selling	Stockholder Received	Stockholder with the	Other Payments	Selling
Stockholders	Stockholder	the Shares (17)	Company	(18)	Securities
Margus Ehatamm (5)	Less than 1%	January 21, 2011	None	$2,100	No
Phillip T. Cole & Josephine M. Cole (6)	Less than 1%	January 21, 2011	None	$1,400	No
Wyvern Master Fund	5.47%	January 21, 2011	None	$59,500	No
Brandon Fradd	Less than 1%	January 21, 2011	None	$9,100	No
Han Solutions LLC	1.74%	January 21, 2011 and February 9, 2011	None	$26,600	No
Pharmacy Ventures, LLC	1.29%	January 21, 2011 and February 9, 2011	None	$25,000	No
James Kunugi	Less than 1%	January 21, 2011	None	$1,400	No
Vincent Polito	Less than 1%	January 21, 2011	None	$1,540	No
Super-tek, Inc.	Less than 1%	January 21, 2011	None	$5,880	No
George Korkos	Less than 1%	January 21, 2011	Director	$3,500	No
Steven Lipkin	Less than 1%	January 28, 2011	None	$1,440	No
Murdo M. Grant	Less than 1%	January 28, 2011 and February 9, 2011	None	$1,440	No
William L. Davis & Elizabeth Schulz Davis (7)	Less than 1%	January 28, 2011	None	$3,000	No
Anthony Dimiceli	Less than 1%	January 28, 2011	None	$1,200	No
Robert E. Bellus & MaryAnn Bellus (8)	Less than 1%	January 28, 2011	None	$3,000	No
Robert J. Wolffe	Less than 1%	January 28, 2011	None	$1,200	No
David Remke	Less than 1%	January 28, 2011	None	$2,400	No

				Dollar Value of the
				Shares Registered
				in Relation to the
				Proceeds that the
				Company Received
				from the Selling
				Stockholders for
				the Securities,
				Excluding Amounts
				of Proceeds that
				were Returned (or
				Will be Returned)	Whether or Not any
				to the Selling	of the
				Stockholders	Selling
	Percentage of			and/or their	Stockholders is
	the Overall	Date and Manner in	Relationship	Affiliates in Fees	in the Business
	Offering Made	which each Selling	of each Selling	or	of Buying and
Name of Selling	by each Selling	Stockholder Received	Stockholder with the	Other Payments	Selling
Stockholders	Stockholder	the Shares (17)	Company	(18)	Securities
Michael K. Clark	1.29%	January 28, 2011	None	$12,000	No
Shoubai Li & Xiaojing Li (9)	1.29%	January 28, 2011	None	$12,000	No
Irwin Samelman Family Trust	3.22%	January 28, 2011	None	$30,000	No
Andy Fife	Less than 1%	January 28, 2011	None	$3,360	No
Xuan Shirley Li (9)	Less than 1%	January 28, 2011	None	$6,000	No
Jeff Conklin	Less than 1%	January 28, 2011	Officer	$3,000	No
Warberg Opportunistic Trading Fund, LP	Less than 1%	January 28, 2011	None	$9,000	No
Stephen Slawson	Less than 1%	January 28, 2011	None	$1,200	No
James D. Wilson	Less than 1%	January 28, 2011	None	$1,200	No
Peter Bowden (10)	Less than 1%	January 28, 2011	None	$6,000	No
Denis Bowden (10)	Less than 1%	January 28, 2011	None	$6,000	No
Robert Bellus (8)	Less than 1%	January 28, 2011	None	$1,200	No
Tao Zhou	1.29%	January 28, 2011	None	$12,000	No
Zhou Qun	1.93%	January 28, 2011 and March 1, 2011	None	$39,000	No
Bowden Transportation Svces Ret (10)	1.29%	January 28, 2011	None	$12,000	No
Larry Kitchel (11)	Less than 1%	January 28, 2011	None	$2,400	No
Larry Kitchel & Conna Kitchel (11)	Less than 1%	January 28, 2011	None	$1,800	No

				Dollar Value of the
				Shares Registered
				in Relation to the
				Proceeds that the
				Company Received
				from the Selling
				Stockholders for
				the Securities,
				Excluding Amounts
				of Proceeds that
				were Returned (or
				Will be Returned)	Whether or Not any
				to the Selling	of the
				Stockholders	Selling
	Percentage of			and/or their	Stockholders is
	the Overall	Date and Manner in	Relationship	Affiliates in Fees	in the Business
	Offering Made	which each Selling	of each Selling	or	of Buying and
Name of Selling	by each Selling	Stockholder Received	Stockholder with the	Other Payments	Selling
Stockholders	Stockholder	the Shares (17)	Company	(18)	Securities
Pierre Matthews	Less than 1%	January 28, 2011	None	$1,200	No
Basu Bioscience (12)	2.58%	January 28, 2011 and February 9, 2011	None	$48,000	No
Curtis Ballard (2)	Less than 1%	January 28, 2011	None	$6,000	No
Po Shin Wong	Less than 1%	February 9, 2011	None	$9,000	No
Charanjit Singh	Less than 1%	February 9, 2011	None	$7,200	No
Daryl S. Hersch	Less than 1%	February 9, 2011	None	$9,000	Yes	(19)
Bette Gasarch	Less than 1%	February 9, 2011	None	$9,000	No
Steven W. Lefkowitz	Less than 1%	February 9, 2011	None	$27,000	No
James D. Wilson Trust	Less than 1%	February 9, 2011	None	$3,600	No
James P. Westbrook	Less than 1%	February 9, 2011	None	$3,600	No
Mark A. Walkotten & Susan M. Walkotten (13)	Less than 1%	February 9, 2011	None	$3,600	No
Sanjay Basu (12)	Less than 1%	February 9, 2011	None	$10,800	No
Jeffrey Reich	Less than 1%	February 9, 2011	None	$27,000	No
Investor Company FBO Rosalind Capital Partners L.P. (14)	3.22%	February 9, 2011	None	$90,000	No
Investor Company FBO Rosalind Master Fund L.P. (14)	3.22%	February 9, 2011	None	$90,000	No
Laura Campbell	Less than 1%	February 9, 2011	None	$5,400	No
Jane Scotti (15)	2.58%	February 9, 2011	None	$72,000	No

				Dollar Value of the
				Shares Registered
				in Relation to the
				Proceeds that the
				Company Received
				from the Selling
				Stockholders for
				the Securities,
				Excluding Amounts
				of Proceeds that
				were Returned (or
				Will be Returned)	Whether or Not any
				to the Selling	of the
				Stockholders	Selling
	Percentage of			and/or their	Stockholders is
	the Overall	Date and Manner in	Relationship	Affiliates in Fees	in the Business
	Offering Made	which each Selling	of each Selling	or	of Buying and
Name of Selling	by each Selling	Stockholder Received	Stockholder with the	Other Payments	Selling
Stockholders	Stockholder	the Shares (17)	Company	(18)	Securities
Zak W. Elgamal	Less than 1%	February 9, 2011	None	$18,000	No
Investor Company FBO Biohedge Holdings Limited	4.51%	February 9, 2011	None	$126,000	No
Fergus McGovern	1.29%	February 9, 2011	None	$36,000	No
LMA SPC for and on Behalf of the MAP87 Segregated Portfolio	5.15%	February 9, 2011	None	$144,000	No
Akanthos Arbitrage Master Fund LP	7.72%	February 9, 2011	None	$216,000	No
AIS Re Ltd.	Less than 1%	February 9, 2011	None	$18,000	No
Bruce Gustafson	Less than 1%	February 9, 2011	None	$3,600	No
Health Alliance Network Defined Benefit Plan	Less than 1%	February 9, 2011	None	$12,600	No
Context Partners Fund L.P. (16)	1.29%	February 9, 2011	None	$36,000	No
Focused Managed Accounts Fund Ltd. (Focus — Context Segregated Acct) (16)	1.29%	February 9, 2011	None	$36,000	No
Rosalind Offshore Holdings, Inc. (14)	3.22%	February 9, 2011	None	$90,000	No
Karl Woods	Less than 1%	February 9, 2011	None	$9,000	Yes	(20)
Gavin Scotti, Sr. (15)	1.29%	February 9, 2011	None	$36,000	No
Jaime Vargas	Less than 1%	February 9, 2011	None	$9,000	No

(1)	Martin East and Michelle East are husband and wife.

(2)	Janet Ballard and Curtis Ballard are ex-husband and wife.

(3)	Robert C. Howard and Ellen Bell Howard are husband and wife.

(4)	Douglas and Staci Lehman are husband and wife.

(5)	Margus Ehatamm is a partner in the Margus Ehatamm and Sarah Ehatamm General Partnership.

(6)	Phillip T. Cole and Josephine M. Cole are husband and wife.

(7)	William L. Davis & Elizabeth Schulz Davis are husband and wife.

(8)	Robert E. Bellus and MaryAnn Bellus are husband and wife.

(9)	Xuan Shirley Li is Shoubai & Xiaojing Li’s daughter. Shoubai & Xioajing Li are husband and wife.

(10)	Peter Bowden and Denis Bowden are brothers, and they are both trustees of Bowden Transportation Svces Ret.

(11)	Larry Kitchel and Conna Kitchel are husband and wife.

(12)	Sanjay Basu’s brother, Shekhar Basu, is an officer of Basu Bioscience.

(13)	Mark A. Walkotten and Susan M. Walkotten are husband and wife.

(14)	Investor Company FBO Rosalind Capital Partners L.P., Investor Company FBO Rosalind Master Fund L.P. and Rosalind Offshore Holdings, Inc. are all sub-funds of the same fund.

(15)	Jane Scotti is Gavin Scotti, Sr.’s daughter-in-law.

(16)	Context Partners Fund L.P. and Focused Managed Accounts Fund Ltd. (Focus — Context Segregated Acct) are both sub funds of the same fund.

(17)	All of the shares were issued pursuant to a private placement.

(18)	Calculated as follows: the difference between the conversion price of $.50 per share and the market price of the common stock on the date of purchase, multiplied by the number of shares of common stock underlying the Series D Preferred. This amount does not include the shares of common stock underlying the warrants.

(19)	Daryl S. Hersch is a principal of Celadon Financial Group, LLC. The selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

(20)	Karl Woods is an affiliate of Nationwide Financial Services. The selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.”

2.	In your correspondence, you indicate that two of the selling shareholders are affiliated with a broker-dealer but your disclosure on page 59 of the prospectus indicates that none of the selling shareholders is an affiliate of a registered broker-dealer. Please explain this discrepancy and revise the prospectus to identify the affiliates. Please note that if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

•	the selling security holder purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.
     The Company notes that the referenced language on page 59 begins with, “Except as may be otherwise described below...” Daryl Hersch and Karl Woods were the two individuals that are affiliated with broker-dealers. Footnotes (13) and (24) of the Original S-1 disclosed these affiliations.
The Company proposes to amend these footnotes in the Amended S-1 as follows:
“(13) Daryl S. Hersch is the principal owner of Celadon Financial Group, LLC. The selling security holder purchased the securities in the ordinary course of business; and at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
(24) Karl Woods is a registered representative with Nationwide Financial Services. The selling security holder purchased the securities in the ordinary course of business; and at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.”
     Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (215) 665-5542.
Sincerely,
COZEN O’CONNOR

By:	/s/ Cavas S. Pavri
Cavas S. Pavri

cc:	David Pernock, Chief Executive Officer of Fibrocell Science, Inc.